Exhibit 99.1

Offer to Purchase

NORTH AMERICAN ENERGY PARTNERS INC.

Offer to Purchase for Cash in Respect of

Up to $170,000,000 Principal Amount of

9.125% Series 1 Senior Unsecured Debentures due 2017

CUSIP No. 656844AF4 AND 656844AG2

ISIN No. CA656844AF46 and CA656844AG29

The Offer (as defined below) will expire at 5:00 p.m., Toronto time, on August 21, 2013, unless extended (such time and date, as it may be extended, the “Expiration Time”). Holders who desire to receive the Total Consideration (as defined below) must validly tender their Notes (as defined below) pursuant to the Offer prior to the Expiration Time. Tendered Notes may be withdrawn at any time prior to the Expiration Time, but not thereafter.

North American Energy Partners Inc., a Canadian federal corporation (the “Company”), hereby offers to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Statement”) and in the accompanying Letter of Transmittal (the “Letter of Transmittal” and together with this Statement, the “Offer”), up to $170,000,000 principal amount of its outstanding 9.125% Series 1 Senior Unsecured Debentures due 2017 (the “Notes”). This Offer is being made pursuant to Sections 5.13 and 5.14 of the Indenture dated as of April 7, 2010, as supplemented by a First Supplemental Indenture dated as of April 7, 2010 (the “Indenture”), by and among the Company, its subsidiary guarantors (the “Guarantors”) and BNY Trust Company of Canada, the successor to CIBC Mellon Trust Company of Canada, as trustee (the “Trustee”), pursuant to which the Notes were issued.

The “Total Consideration” for each $1,000 principal amount of Notes validly tendered and accepted for payment pursuant to the Offer is equal to $1,000. In addition to the Total Consideration, tendering Holders (as defined below) will receive accrued and unpaid interest to, but not including, the Payment Date (as defined below).

Security	CUSIP Nos. and ISIN Nos.	Aggregate Principal Amount Outstanding	Principal Amount Subject to Offer	Total Consideration(1)
9.125% Series 1 Senior Unsecured Debentures due 2017	CUSIP No. 656844AF4 and 656844AG2 ISIN No. CA656844AF46 and CA656844AG29	$225,000,000	$170,000,000	$1,000

(1)	Per $1,000 principal amount of Notes.

July 22, 2013

The Company has issued a notice of partial redemption and will redeem on August 27, 2013 (the “Redemption Date”) Notes having a principal amount equal to $150,000,000 less the aggregate principal amount of Notes validly tendered and accepted for payment pursuant to the Offer, at a redemption price of 104.563% of the principal amount of the Notes, plus accrued and unpaid interest up to but not including the Redemption Date (the “Redemption Price”). The record date for the partial redemption of Notes is August 23, 2013, following the completion of the Offer. Holders of Notes that do not tender to the Offer will participate in the partial redemption on a pro rata basis in accordance with CDS’ policies and procedures. Any Notes that are validly tendered to the Offer and accepted for payment will be acquired by the Company for the price of 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the Payment Date, which is lower than the amount payable pursuant to the partial redemption. Any Notes tendered to the Offer and accepted for payment will be purchased for the Total Consideration pursuant to the terms of the Offer and will not be eligible for redemption at the higher Redemption Price.

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The Company expects to accept Notes for payment promptly after the Expiration Time (the “Acceptance Date”) if any Notes are accepted for purchase pursuant to the Offer. Payment for such Notes shall be made on a date that is promptly after the Acceptance Date (the “Payment Date”). The Payment Date, which is the date the Notes will be purchased, is currently expected to be on August 23, 2013, provided that the Expiration Time occurs on August 21, 2013. On the Acceptance Date, the Company will notify the depositary for the Notes, BNY Trust Company of Canada (the “Depositary”), which Notes are accepted for payment. Unless the Company defaults in the payment of the amount due to a Holder on the Payment Date, the Notes tendered by such Holder and accepted for payment by the Company under the Offer shall cease to accrue interest, if any, from and after the Payment Date. Any Notes not properly tendered or otherwise not accepted by the Company for payment under the Offer shall continue to accrue interest.

Notwithstanding any other provision of the Offer, the Company’s obligation to accept for purchase, and to pay for, Notes validly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of the General Conditions (defined below). The Company, in its sole discretion, may waive any of the conditions of the Offer in whole or in part, at any time or from time to time, prior to the Expiration Time. See “Conditions to the Offer”.

Under the terms of the Indenture, the Company may at any time and from time to time, purchase Notes in the market or by tender or by contract at any price. The Offer does not constitute a call for redemption. The Company has issued a notice of partial redemption which will occur after the completion of the Offer. See “Announced Redemption”.

All of the outstanding Notes are held in book-entry form through the facilities of CDS Clearing and Depositary Services Inc. and are registered in the name of CDS & Co. (collectively “CDS”). The Company will deliver this Offer to CDS as the registered Holder of the Notes and through CDS’ policies and procedures the details of the Offer will be provided to beneficial holders of Notes through the intermediaries that are participants in CDS. In this Offer, information is provided with respect to how a Holder may tender Notes and the dates by which certain actions must be taken by the Holder for such tender or for the withdrawal of such tender. Beneficial holders of Notes must carefully follow the instructions of the intermediary through which they hold Notes and the policies and procedures of CDS, including applicable dates and times specified by such intermediary or CDS (which dates and times may be earlier than that specified in this Offer), so that their Notes are validly tendered to the Offer. See “Procedures for Tendering Notes”.

IMPORTANT INFORMATION

This Statement has not been filed with or reviewed by any Canadian provincial or territorial securities commission or similar regulatory authority of any other jurisdiction, nor has any such commission or authority passed upon the accuracy or adequacy of this Statement. Any representation to the contrary is unlawful and may be a criminal offense.

NONE OF THE COMPANY, THE TRUSTEE OR THE DEPOSITARY MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES IN RESPONSE TO THE OFFER. EACH HOLDER MUST MAKE HIS, HER OR ITS OWN DECISION AS TO WHETHER TO TENDER NOTES AND, IF SO, AS TO HOW MANY NOTES TO TENDER.

All of the outstanding Notes are held in book-entry form through the facilities of CDS. Accordingly, a beneficial Holder desiring to tender Notes pursuant to the Offer, must tender Notes through CDS’ on-line tendering system (“CDSX”), for which the Offer will be eligible, and follow the procedures for book-entry transfer described under “Procedures for Tendering Notes”. In the event of a termination of the Offer, all Notes tendered pursuant to the Offer will be promptly returned to the tendering holders via a credit to the appropriate account at CDS. Any registered Holder desiring to tender Notes pursuant to the Offer should complete and sign the Letter of Transmittal in accordance with the instructions set forth therein and mail or deliver such manually signed Letter of Transmittal, together with the certificates evidencing such Notes and any other documents required by the Letter of Transmittal to the Depositary. See “Procedures for Tendering Notes”.

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No brokerage commissions are payable by tendering Holders of the Notes to the Company or the Depositary. Holders who tender their Notes through a custodian broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees. Requests for additional copies of this Statement or the Letter of Transmittal and requests for assistance relating to the procedure for tendering Notes may be directed to the Depositary at the address and telephone number on the back cover of this Statement. Beneficial holders of Notes may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance regarding the Offer.

This Statement and the Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

This Statement does not constitute an offer to purchase Notes in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer under applicable securities laws.

The delivery of this Statement shall not under any circumstances create any implication that the information contained herein or attached hereto is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in the affairs of the Company or any of its affiliates since the date hereof.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Statement and, if given or made, such information or representation may not be relied upon as having been authorized by the Company or the Depositary.

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WHERE HOLDERS CAN FIND MORE INFORMATION

The Company files annual and quarterly financial information and material change reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and files such information with, or furnishes such information to, the Securities and Exchange Commission (the “SEC”) in the United States. You may read and download public documents that the Company has filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedar.com. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with, or furnishes to, the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that the Company has filed with, or furnished to, the SEC at the SEC’s public reference room: 100 F Street, N.E., Washington, D.C. 20549. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room and copying charges. You also may read and download the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Statement may contain forward looking information that is based on expectations and estimates as of the date of this Statement. The Company’s forward looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward looking information. Forward looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology. In particular, any statement, express or implied, regarding future actions, conditions or events or future operating results is forward-looking information. Forward looking information is not a guarantee of performance. All statements, other than statements of historical facts, included in this Statement that address activities, events or developments that are expected, believed or anticipated to occur or that may occur in the future are forward looking information. Examples of such forward-looking information in this Statement include, but are not limited to, statements with respect to timing of the completion of the Offer. Such forward looking information is subject to the risks, uncertainties and assumptions highlighted in the Company’s most recent annual (and, if more recent than the annual, the interim) management’s discussion and analysis and the disclosure in the other documents referred to in “Where Holders Can Find More Information”.

While the Company anticipates that subsequent events and developments may cause its views to change, it does not have an intention to update any forward looking information, except as required by applicable securities laws. There can be no assurance that the events or results of the forward looking information will occur, or if any of them do, when they will occur or what impact they will have on the Company’s results of operations or financial condition, as actual results and future events could differ materially from those expected or estimated in such information. Accordingly, readers should not place undue reliance on any forward looking information. See “Risk Factors” in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, the Company’s most recent annual (and, if more recent than the annual, the interim) management’s discussion and analysis and the disclosure in the documents referred to in “Where Holders Can Find More Information” for further information with respect to forward looking information in those documents.

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SUMMARY

The following summary is provided solely for the convenience of Holders. This summary is not intended to be complete and is qualified in its entirety by reference to the full text and more specific details contained elsewhere in this Statement, the Letter of Transmittal and any amendments or supplements hereto or thereto. Holders are urged to read the Statement and the Letter of Transmittal in their entireties because they contain important information that should be read carefully before any decision is made with respect to the Offer. Each of the capitalized terms used in this summary and not defined herein has the meaning set forth elsewhere in this Statement.

The Company	North American Energy Partners Inc.
The Notes	9.125% Series 1 Senior Unsecured Debentures due June 1, 2017 (CUSIP No. 656844AF4 and 656844AG2 ISIN No. CA656844AF46 and CA656844AAAG29). The Notes are governed by the Indenture.
Purpose of the Offer

The principal purpose of the Offer is to acquire up to $170,000,000 of principal amount of outstanding Notes pursuant to Sections 5.13 and 5.14 of the Indenture. The Offer is conditioned upon the satisfaction of certain conditions.

The Offer

The Company is offering to purchase for cash, upon the terms and subject to the conditions set forth in this Statement and the Letter of Transmittal, up to $170,000,000 of principal amount of Notes at a purchase price per $1,000 principal amount of the Notes equal to the Total Consideration described below.

Expiration Time	The Offer will expire at 5:00 p.m., Toronto time, on August 21, 2013, unless extended by the Company in its sole discretion.
Total Consideration	The Total Consideration for each $1,000 principal amount of Notes validly tendered and accepted for payment pursuant to the Offer is equal to $1,000.

Holders who validly tender, and do not validly withdraw, their Notes pursuant to the Offer prior to the Expiration Time and whose Notes are accepted for payment by the Company will receive the Total Consideration.

Acceptance of Tendered Notes and Payment Date

If any Notes are accepted for purchase pursuant to the Offer the Company expects to accept tendered Notes promptly after the Expiration Time. Payment for such Notes shall be on and the date of the purchase of the Notes will be the Payment Date, which is expected to be on August 23, 2013, provided that the Expiration Time occurs on August 21, 2013.

Proration

If Holders of more than $170,000,000 principal amount of Notes accept the Offer, pursuant to the Indenture the Notes to be purchased will be selected by the Trustee pro rata based on the amount of the Notes properly tendered, but since all of the Notes are held through CDS, the Notes will be accepted for payment on a pro rata basis based upon the relative principal amount of Notes tendered by such Holders in accordance with CDS’ policies and procedures. Notes may be tendered, and will be accepted for purchase, only in minimum denominations of $1,000 and integral multiples of $1,000. If, as a result of the pro rata acceptance of tendered Notes, the acceptance from one or more tendering Holders of Notes in a principal amount that is not an integral multiple of $1,000 would be required, the principal amount of Notes accepted from such Holders will be adjusted to the nearest integral multiple of $1,000 in accordance with CDS’ policies and procedures. The excess principal amount of Notes not accepted from the tendering Holders will be promptly returned to such Holders or credited to the appropriate account at CDS.
Conditions to the Offer

Subject to certain conditions described more fully elsewhere in this Statement, and subject to proration in the event more Notes are tendered to the Offer than the aggregate principal amount for which the Offer is made, the Company will purchase up to $170,000,000 principal amount of Notes validly tendered and accepted for payment on or prior to the expiration of the Offer. The Company’s obligation to accept for purchase, and pay for, the validly tendered Notes is subject to the General Conditions. See “Conditions to the Offer”. The Company may waive any of the conditions to the Offer, in whole or in part, at any time prior the Expiration Time.

Source of Funds

The total amount of funds required to purchase the outstanding Notes pursuant to the Offer is estimated to be approximately $170,000,000 million. The aggregate Total Consideration payable in respect of the Offer will be paid from the net proceeds of the Piling Sale (as defined below) that the directors of the Company have determined not to apply to the purposes as permitted under Section 5.13(b) of the Indenture.

How to Tender Notes	See “Procedures for Tendering Notes”. For further information, consult your broker, dealer, commercial bank or trust company for assistance.
Withdrawal and Revocation Rights	Notes tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time, but not thereafter, by complying with the procedures described herein.
Certain Material Considerations	Holders of Notes should consider certain material considerations relevant to the Offer. See “Certain Material Considerations”.
Brokerage Commissions

No brokerage commissions are payable by tendering Holders of the Notes to the Company or the Depositary. Holders who tender their Notes through a custodian broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees.

Tax Considerations	For a discussion of the Canadian federal and United States income tax considerations of the Offer applicable to Holders of Notes, see “Material Tax Considerations”.
Depositary	BNY Trust Company of Canada is serving as depositary in connection with the Offer. Its contact information appears on the back cover of this Statement.

PILING SALE

On July 12, 2013, the Company completed the sale (the “Piling Sale”) of its piling, foundation, pipeline anchor and tank services businesses (the “Piling Business”) to an affiliate of Keller Group plc (“Keller”) pursuant to an agreement (the “Transaction Agreement”) dated June 11, 2013 among the Company, Keller and 0971408 B.C. Ltd. (the “Purchaser”, a wholly-owned subsidiary of Keller). Pursuant to the Transaction, the Company received on completion of the transactions contemplated by the Transaction Agreement (the “Closing”) cash consideration of approximately $221,640,000 (before accounting for any out-of-pocket expenses and fees relating to the sale, any applicable taxes and any reserves against retained liabilities in connection with such sale) and may receive up to $92.5 million in proceeds over the following three years, contingent on the purchaser achieving prescribed profit targets from the businesses sold. Of the net proceeds received on the Closing the directors of the Company have determined not to apply $170,000,000 of such proceeds to the purposes as permitted under Section 5.13(b) of the Indenture.

ANNOUNCED REDEMPTION

The Company has issued a notice of partial redemption and will redeem on the Redemption Date, August 27, 2013, Notes having a principal amount equal to $150,000,000 less the aggregate principal amount of Notes validly tendered and accepted for payment pursuant to the Offer, at the Redemption Price which is 104.563% of the principal amount of the Notes, plus accrued and unpaid interest up to but not including the Redemption Date. The record date for the partial redemption of Notes is August 23, 2013, following the completion of the Offer. Holders of Notes that do not tender to the Offer will participate in the partial redemption on a pro rata basis in accordance with CDS’ policies and procedures. Any Notes that are validly tendered to the Offer and accepted for payment will be acquired by the Company for the price of 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the Payment Date, which is lower than the amount payable pursuant to the partial redemption. Any Notes tendered to the Offer and accepted for payment will be purchased for the Total Consideration pursuant to the terms of the Offer and will not be eligible for redemption at the higher Redemption Price.

TERMS OF THE OFFER

Upon the terms and subject to the conditions set forth in this Statement and in the accompanying Letter of Transmittal (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company is offering to purchase for cash up to $170,000,000 aggregate principal amount of its outstanding Notes at a price for each $1,000 principal amount of Notes tendered pursuant to the Offer equal to the Total Consideration, plus accrued and unpaid interest on the Notes up to, but not including, the Payment Date. The Total Consideration for Notes validly tendered and accepted for payment pursuant to the Offer is equal to $1,000. Payment of such Total Consideration plus accrued and unpaid interest up to, but not including, the Payment Date, shall be made on the Payment Date. Unless the Company defaults in the payment of the amount due to a Holder on the Payment Date, the Notes tendered by such Holder and accepted for payment by the Company under the Offer shall cease to accrue interest, if any, from and after the Payment Date, which is the date the Notes will be purchased. Any Notes not properly tendered or otherwise not accepted by the Company for payment under the Offer shall continue to accrue interest.

Holders who desire to tender their Notes pursuant to the Offer and to receive the Total Consideration are required to validly tender such Notes prior to the Expiration Time. The tender of Notes by a beneficial Holder in accordance with policies and procedures of CDS and the subsequent completion, execution and valid delivery of the Letter of Transmittal by CDS as the registered Holder in connection with the tender of Notes will constitute the valid tender of such Notes by the registered Holder in respect of the Notes specified by the Letter of Transmittal.

If a Holder does not properly tender Notes pursuant to the Offer prior to the Expiration Time, such Holder will not receive the Total Consideration.

If the Notes are accepted for payment pursuant to the Offer, Holders who validly tender Notes pursuant to the Offer prior to the Expiration Time and do not validly withdraw such tender prior to the Expiration Time will receive the Total Consideration, plus accrued and unpaid interest up to, but not including, the Payment Date. Holders who validly tender Notes pursuant to the Offer prior to the Expiration Time may not revoke such Notes after the Expiration Time.

The Company will, upon the terms and subject to the conditions hereof, including satisfaction of the General Conditions, accept for payment up to $170,000,000 aggregate principal amount of Notes validly tendered pursuant to the Offer prior to the Expiration Time in accordance with the procedures set forth under “Procedures for Tendering Notes”, and not withdrawn in accordance with the procedures set forth under “Withdrawal of Tenders”. Such Notes, may be accepted for payment by the Company on the Acceptance Date, and payments will be made therefor on the Payment Date. On the Acceptance Date, the Company will notify the Depositary which Notes are accepted for payment.

If Holders of more than $170,000,000 principal amount of Notes accept the Offer, pursuant to the Indenture the Notes to be purchased will be selected by the Trustee pro rata based on the amount of the Notes properly tendered, but since all of the Notes are held through CDS, the Notes will be accepted for payment on a pro rata basis based upon the relative principal amount of Notes tendered by such Holders in accordance with CDS’ policies and procedures. Notes may be tendered and will be accepted for purchase only in minimum denominations of $1,000 and integral multiples of $1,000. If, as a result of the pro rata acceptance of tendered Notes, the acceptance from one or more tendering Holders of Notes in a principal amount that is not an integral multiple of $1,000 would be required, the principal amount of Notes accepted from such Holders will be adjusted to the nearest multiple of $1,000 in accordance with CDS’ policies and procedures. The excess principal amount of Notes not accepted from the tendering Holders will be promptly returned to such Holders, or the appropriate account at CDS.

The Company’s obligation to accept, and pay for, Notes validly tendered pursuant to the Offer is conditioned, among other things, upon satisfaction of the General Conditions. Subject to applicable securities laws and the terms and conditions set forth in this Statement, the Company reserves the absolute right, in its sole discretion,

•	in accordance with the terms hereof, to waive any and all conditions to the Offer,

•	to extend or terminate the Offer, or

•	to otherwise amend the Offer in any respect.

The Offer may be amended, terminated or extended. See “Expiration; Extension; Amendment; Termination”. The rights reserved by the Company in this paragraph are in addition to the Company’s rights to terminate the Offer described under “Conditions to the Offer”. Any extension, amendment or termination will be followed promptly by public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later than 9:00 a.m., Toronto time, on the next business day after the previously scheduled Expiration Time. Without limiting the manner in which any public announcement may be made, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release through the Marketwire service.

If the Company extends the Offer, or if, for any reason (whether before or after the Notes have been accepted for payment), the acceptance for payment of, or the payment for, Notes is delayed or if the Company is unable to accept for payment or pay for Notes pursuant to the Offer, then, without prejudice to the Company’s rights under the Offer, the Depositary may retain tendered Notes on behalf of the Company, and such Notes may not be withdrawn except to the extent tendering Holders are entitled to withdrawal rights as described in “Withdrawal of Tenders”.

In the event that the Offer is withdrawn or otherwise not completed, the Total Consideration will not be paid or become payable to Holders of Notes who have validly tendered their Notes in connection with the Offer. In any such event, the Notes previously tendered pursuant to the Offer will be promptly returned to the tendering Holder or credited to the account maintained at CDS from which such Notes were delivered.

CERTAIN MATERIAL CONSIDERATIONS

The following considerations, in addition to the other information described elsewhere in this Statement, should be carefully considered by each Holder before deciding whether to participate in the Offer.

Announced Redemption. The Company has issued a notice of partial redemption that will occur after the completion of the Offer. Any Notes tendered to the Offer and accepted for payment will be acquired for the Total Consideration pursuant to the terms of the Offer and will not be eligible for redemption at the higher Redemption Price. See “Announced Redemption”.

Limited Trading Market. The Notes are not listed on any national or regional securities exchange. To the Company’s knowledge, the Notes are traded infrequently in transactions arranged through brokers. Quotations for securities that are not widely traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations. Holders are urged to contact their brokers with respect to current trading prices or other information regarding the Notes. To the extent that Notes are tendered and accepted in the Offer, any existing trading market for the remaining Notes may be significantly more limited due to the lower principal amount of the Notes outstanding. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a greater float. The reduced float may also make the trading price of the remaining Notes outstanding more volatile. Consequently, the liquidity, market value and price volatility of Notes that may remain outstanding may be adversely affected.

Future Actions by the Company. After the Expiration Time, the Company and its affiliates may also (1) from time to time, acquire any Notes not tendered and accepted for payment pursuant to the Offer (through redemptions, open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise), upon such terms and at such prices as they may determine, which may be more or less than the price to be paid pursuant to the Offer, and could be for cash or other consideration, or (2) seek to defease or satisfy and discharge the Indenture. There can be no assurance as to which, if any, of these alternatives (or combination thereof) the Company and its affiliates may pursue in the future. See “Announced Redemption” above.

Tax Matters. See “Material Tax Considerations” for a discussion of certain income tax consequences of the Offer.

PURPOSES OF THE OFFER

The principal purpose of the Offer is to acquire up to $170,000,000 of principal amount of outstanding Notes pursuant to Sections 5.13 and 5.14 of the Indenture. The Offer is being made in conjunction with, and is conditioned upon, the conditions set forth herein. See “Conditions to the Offer”.

The total amount of funds required to purchase the outstanding Notes pursuant to the Offer is estimated to be approximately $170,000,000 million. The aggregate Total Consideration payable in respect of the Offer will be paid from the net proceeds of the Piling Sale that the directors of the Company have determined not to apply to the purposes as permitted under Section 5.13(b) of the Indenture.

Under the terms of the Indenture, the Company may at any time and from time to time, purchase Notes in the market or by tender or by contract at any price. The Offer does not constitute a call for redemption. See “Announced Redemption”.

ACCEPTANCE FOR PAYMENT AND PAYMENT OF NOTES

Upon the terms and subject to the Conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment) and applicable law, the Company will purchase, by accepting for payment, and will pay for, up to $170,000,000 aggregate principal amount of Notes validly tendered (and not validly withdrawn) pursuant to the Offer on or prior to the Expiration Time. Such payment will be made by the deposit with the Depositary or directly to CDS of the Total Consideration, plus accrued and unpaid interest to, but not including, the Payment Date, in immediately available funds by the Company promptly after the Expiration

Time so that the payment of the Total Consideration, together with such accrued and unpaid interest may be made to tendering Holders in accordance with the policies and procedures of CDS. If the Company makes payment to the Depositary, the Depositary will act as agent for tendering Holders for the purpose of receiving payment from the Company and transmitting such payment to tendering Holders. Under no circumstances will interest on the Total Consideration, be paid by the Company by reason of any delay on behalf of the Depositary or CDS in making payments in respect of the Notes. The Company expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Notes in order to comply, in whole or in part, with any applicable law. See “Conditions to the Offer”.

In all cases, payment by the Depositary or the Company to registered Holders of the Total Consideration for Notes accepted for payment pursuant to the Offer validly delivered prior to the Expiration Time will be made only after timely receipt by the Depositary of (1) a properly completed and duly executed Letter of Transmittal by CDS, or a manually signed facsimile thereof, and (2) any other documents required by the Letter of Transmittal, as applicable.

For purposes of the Offer, validly tendered Notes (or defectively tendered Notes in respect of which the Company has waived such defect) will be deemed to have been accepted for payment by the Company if, as and when the Company gives oral or written notice thereof to the Depositary.

If any tendered Notes are not purchased pursuant to the Offer for any reason, the Notes will be returned to the tendering Holders thereof or credited to the account maintained at CDS from which such Notes were delivered promptly following the Expiration Time or termination of the Offer. See “Conditions to the Offer” and “Expiration; Extension; Amendment; Termination”.

The Company reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more of its affiliates, the right to purchase Notes tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Company of its obligations under the Offer or prejudice the rights of tendering Holders to receive the Total Consideration pursuant to the Offer.

It is a condition precedent to the Company’s obligation to purchase Notes pursuant to the Offer that the General Conditions have been satisfied or waived. See “Conditions to the Offer”.

All amounts payable under the Offer will be paid in Canadian dollars.

Pursuant to applicable laws, CDS Participants may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Holder.

PROCEDURES FOR TENDERING NOTES

The delivery of Notes in accordance with the procedures described below will be deemed made only when actually received by the Depositary.

All of the Notes were issued in book-entry form, and all of the Notes are currently represented by one or more global certificates held for the account of CDS. Notes may be tendered by beneficial Holders by following the procedures for book-entry transfer established by CDS. Using CDS procedures, beneficial Holders of the Notes may, through their respective CDS participants, utilize CDSX to accept the Offer and cause CDS to make a book-entry transfer of a Holder’s Notes into the account established by CDS in accordance with CDS procedures for such transfer. The delivery of Notes to such account by means of a book-entry transfer will constitute a valid tender under the Offer by a beneficial Holder which will enable CDS to then make a valid tender under the Offer to the Depositary by way of the delivery of the Letter of Transmittal (see “Book-Entry Delivery Procedures” below).

Tender of Notes. The tender by a Holder of Notes (and subsequent acceptance of such tender by the Company) pursuant to the procedures set forth below will constitute a binding agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

Book-Entry Delivery Procedures. Beneficial Holders of Notes must carefully follow the instructions of the intermediary through which they hold Notes and the policies and procedures of CDS, including applicable dates and times specified by such intermediary or CDS (which dates and times may be earlier than that specified in this Offer), so that their Notes are validly tendered to the Offer. Accounts with respect to the Notes will be established by CDS for purposes of the Offer within two business days after the date of this Offer, and any financial institution that is a participant in CDS may make book-entry delivery of the Notes by causing CDS to transfer such Notes into such account in accordance with CDS’ procedures for such transfer. Timely book-entry delivery of Notes pursuant to the Offer, however, requires receipt of a confirmation (a “Book-Entry Confirmation”) on or prior to the Expiration Time by CDS.

Notwithstanding any other provision hereof, payment of the Total Consideration for Notes tendered and accepted for payment pursuant to the Offer will, in all cases, be made only after timely receipt by CDS of a Book-Entry Confirmation of the transfer of such Notes into the account at CDS as described above and the subsequent tender of the Notes by CDS to the Depositary pursuant to the Letter of Transmittal.

Determination of Validity. The Company will not be required to pay for Notes tendered pursuant to the Offer unless those Notes are properly tendered through CDSX and subsequently those Notes are validly tendered by CDS to the Depositary pursuant to the Letter of Transmittal. Similarly, the Company will be able to retain Notes that have been tendered if a Holder does not properly comply with the procedures to withdraw the Notes. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Notes pursuant to any of the procedures described above will be determined by the Company in its sole discretion (which determination shall be final and binding). The Company expressly reserves the absolute right in its sole discretion, subject to applicable law, to reject any or all tenders of any Notes determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Notes may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right, in its sole discretion, to waive or amend any of the conditions of the Offer or any defect or irregularity in any tender with respect to Notes of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. The Company’s interpretation of the terms and conditions of the Offer shall be final and binding. No tender of Notes will be deemed to have been validly made until all defects or irregularities have been cured or expressly waived. None of the Company, the Trustee, CDS, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If the Company determines that a Holder has not properly tendered Notes and it determines not to waive such defective tender, such Notes will be promptly returned to the Holder following the Offer via a credit to the appropriate CDS account. If the Company waives its right to reject a defective tender of Notes, the Holder will be entitled to the Total Consideration.

No Guaranteed Delivery. There are no guaranteed delivery procedures provided for by the Company in conjunction with the Offer or in any other of the related materials. Holders of Notes must timely tender their Notes in accordance with the procedures set forth herein.

WITHDRAWAL OF TENDERS

Tenders of Notes may be withdrawn pursuant to the Offer at any time prior to the Expiration Time by complying with the procedures described herein. Thereafter, such tenders may be withdrawn only if the Offer is terminated without any Notes being accepted by the Company for purchase thereunder or in certain limited circumstances where additional withdrawal rights are required by law.

The procedures set forth below generally apply to a registered Holder of Notes. Beneficial Holders of Notes must carefully follow the instructions of the intermediary through which they hold Notes and the policies and procedures of CDS, including applicable dates and times specified by such intermediary or CDS (which dates and times may be earlier than that specified in this Offer), in order to validly withdraw their Notes.

Any Holder of Notes that has tendered Notes may withdraw such Notes prior to the Expiration Time by delivery of a written notice of withdrawal, subject to the limitations described herein. For a withdrawal of tendered Notes to be effective, a written or facsimile transmission notice of withdrawal or revocation must be received by the Depositary prior to the Expiration Time at its address set forth on the back cover of this Statement. Any such notice of withdrawal must

•	specify the name of the person who tendered the Notes to be withdrawn,

•	contain the description of the Notes to be withdrawn and the aggregate principal amount represented by such Notes, and

•	be signed by the Holder of such Notes in the same manner as the original signature on the Letter of Transmittal by which such Notes were tendered.

If the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal is effective immediately upon written or facsimile notice of such withdrawal even if physical release is not yet effected.

Any permitted withdrawal of Notes may not be rescinded, and any Notes validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer; provided, however, that validly withdrawn Notes may be re-tendered by again following one of the appropriate procedures described herein at any time prior to the Expiration Time for tenders.

If the Company extends the Offer, or, for any reason (whether before or after the Notes have been accepted for payment), the acceptance for payment of, or the payment for, the Notes is delayed or if the Company is unable to accept for payment or pay for Notes pursuant to the Offer, then, without prejudice to the Company’s rights hereunder, tendered Notes may be retained by the Depositary on behalf of the Company and may not be withdrawn, unless payment in respect of the Notes has not been made within 15 days of the Expiration Time.

If any tendered Notes are not purchased pursuant to the Offer for any reason, the Notes will be returned to the tendering Holders thereof or credited to the account maintained at CDS from which such Notes were delivered promptly following the Expiration Time or termination of the Offer. See “Conditions to the Offer” and “Expiration; Extension; Amendment; Termination”.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion (whose determination shall be final and binding). None of the Company, the Depositary, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or will incur any liability for failure to give any such notification.

CONDITIONS TO THE OFFER

Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) the Company’s right to extend and/or amend the Offer, the Company shall not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Notes, and may terminate the Offer, if any of the following (the “General Conditions”) have occurred:

•

there shall have been instituted, threatened or be pending any action or proceeding (or there shall have been any material adverse development to any action or proceeding currently instituted, threatened or pending) before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offer that, in the sole judgment of the Company, either (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries, taken as a whole, or (b) would or might prohibit, prevent, restrict or delay consummation of the Offer;

•

an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the sole judgment of the Company, either (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries, taken as a whole or (b) would or might prohibit, prevent, restrict or delay consummation of the Offer;

•

there shall have occurred or be likely to occur any event affecting the business or financial affairs of the Company that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Offer;

•

the Trustee shall have objected in any respect to or taken action that could, in the sole judgment of the Company, adversely affect the consummation of the Offer or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Company in the making of the Offer or the acceptance of, or payment for, the Notes; or

•

there has occurred (a) any general suspension of, or limitation on prices for, trading in securities in Canadian or the United States securities or financial markets, (b) any significant adverse change in the price of the Notes in Canada, the United States or other major securities or financial markets, (c) a material impairment in the trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect to banks in Canada, the United States or other major financial markets, (e) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the reasonable judgment of the Company, might affect the extension of credit by banks or other lending institutions, (f) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving Canada or the United States or (g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) and may be waived, in whole or in part, at any time and from time to time, prior to the Expiration Time in the Company’s sole discretion. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding any other provisions of the Offer, the Company has the right, in its sole discretion, to terminate the Offer at any time. In any such event, the Company will provide notice by public announcement and to the Trustee and the Depositary.

EXPIRATION; EXTENSION; AMENDMENT; TERMINATION

The Offer will expire at 5:00 p.m., Toronto time, on August 21, 2013, unless extended by the Company. The Company expressly reserves the right to extend the Offer for such period or periods as it may determine, in its sole discretion from time to time, by giving written or oral notice to the Depositary and by making a public announcement by press release by 9:00 a.m., Toronto time, on the next business day following the previously established Expiration Time. During any extension of the Offer, all Notes previously tendered will remain subject to the Offer.

To the extent it is legally permitted to do so, the Company expressly reserves the absolute right to

•	waive any condition to the Offer,

•	amend any of the terms of the Offer, and

•	modify the Total Consideration.

Any amendment to the Offer will apply to all Notes tendered, regardless of when or in what order such Notes were tendered.

If the Company makes a material change in the terms of the Offer or the information concerning the Offer, the Company will disseminate additional offering materials and extend the Offer to the extent required by law. If the Offer is amended on or prior to the Expiration Time in a manner determined by the Company in its sole discretion to constitute a material adverse change to the Holders, the Company promptly will disclose such amendment and, if necessary, extend the Offer for a period deemed by the Company to be adequate to permit Holders to tender or withdraw their Notes. If the consideration to be paid in the Offer with respect to the Notes is increased or decreased or the principal amount of Notes subject to the Offer is decreased, the Offer will remain open for at least ten business days from the date the Company first gives notice to Holders, by public announcement or otherwise, of such increase or decrease. In addition, the Company may, if it deems appropriate, extend the Offer for any other reason.

If any tendered Notes are not accepted for payment or paid for pursuant to the Offer for any reason, the Notes will be returned to the tendering Holders thereof or credited to the account maintained at CDS from which such Notes were delivered promptly following the Expiration Time or termination of the Offer. See “Withdrawal of Tenders” and “Conditions to the Offer”.

MATERIAL TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a Holder who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, holds the Notes as capital property and deals at arm’s length, and is not affiliated, with the Company. Generally, the Notes will be considered capital property to a Holder provided that the Holder does not hold the Notes in the course of carrying on a business of buying and selling securities and has not acquired them as an adventure or concern in the nature of trade. Certain Holders who are resident in Canada whose Notes might not otherwise qualify as capital property may, in certain circumstances, be entitled to have such Notes and every other “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Holders should consult their own tax advisors having regard to their own particular circumstances.

This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules); (ii) a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” (as defined in the Tax Act); or (iv) that has elected to report the Holder’s “Canadian tax results” (as defined in the Tax Act) in a currency other than the Canadian currency. Such Holders should consult their own tax advisors having regard to their particular circumstances.

This summary is based upon the provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force at the date of this Offer, all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and the Company’s understanding of the administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”) made public prior to the date hereof. There can be no assurance that the Tax Proposals will be implemented in their current form or at all. This summary is not exhaustive of all possible income tax considerations and, except for the Tax Proposals, does not otherwise take into account or anticipate any changes in law or practice, whether by way of judicial, governmental or legislative decision or action or changes in the administrative practices or assessing policies of the CRA, nor does it take into account tax legislation or considerations of any province or foreign jurisdiction. The income and other tax consequences of disposing of the Notes will vary depending on the particular circumstances of the Holder thereof, including the province in which the Holder resides or carries on business.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular Holder are made. Accordingly, Holders should consult their own tax advisors for advice with respect to the tax consequences to them of disposing of the Notes, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Taxation of Holders Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is resident, or is deemed to be resident, in Canada (a “Resident Holder”).

A Resident Holder who tenders the Notes pursuant to the Offer will be considered to have disposed of such Notes for proceeds of disposition equal to the Total Consideration less any portion of the Total Consideration that is deemed to be interest. An amount in respect of accrued interest (or of deemed interest) paid or payable to a Resident Holder in connection with a disposition of a Note pursuant to this Offer will not be included in the proceeds of disposition of such Note (see “Accrued Interest on Notes” below).

The Resident Holder will realize a capital gain (capital loss) on the disposition of the Notes equal to the amount by which the Resident Holder’s proceeds of disposition, net of any reasonable costs of disposition, are greater than (less than) the adjusted cost base to the Resident Holder of the Notes disposed of pursuant to the Offer.

A Resident Holder will be required to include one-half of the amount of any capital gain (a “taxable capital gain”) in income, and will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted against taxable capital gains realized in any of the three preceding taxation years or in any following taxation year to the extent and under the circumstances specified in the Tax Act. In certain circumstances, such as where a Resident Holder acquires other Notes during the period that begins 30 days before and ends 30 days after the disposition and at the end of that period owns such Notes, the Resident Holder’s capital loss from the disposition is deemed to be nil.

Capital gains realized by an individual or by most trusts may give rise to alternative minimum tax under the Tax Act.

A Resident Holder that is throughout the relevant taxation year a Canadian-controlled private corporation, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on investment income including taxable capital gains.

Accrued Interest on Notes

A Resident Holder who receives an amount in respect of accrued interest in connection with a disposition of a Note pursuant to this Offer will be required to include in income for the taxation year in which the disposition occurs the amount of such accrued interest, except to the extent that such accrued interest was included in the income of the Resident Holder for a previous year. A Resident Holder that is throughout the relevant taxation year a Canadian-controlled private corporation, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on investment income including on interest realized in respect of the Notes.

In addition, any amount paid by the Company as a penalty or bonus because the Notes are redeemed or repaid before maturity will generally be deemed to be interest received at that time by the Resident Holder to the extent such amount can reasonably be considered to relate to, and does not exceed the value at the time of such redemption or repayment of, interest that would have been paid or payable by the Company on the Notes for its taxation years ending after the date of the redemption or repayment. The amount of such deemed interest will constitute ordinary income and not proceeds of disposition.

Taxation of Holders Not Resident in Canada

The following summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax convention between Canada and the jurisdiction in which such Holder resides and at all relevant times (i) is not, and is not deemed to be, resident in Canada, (ii) deals at arm’s length with the Company, (iii) is neither a “specified shareholder” of NAEP nor a person not dealing at arm’s length with a “specified shareholder” of NAEP as defined in subsection 18(5) of the Tax Act and (iv) does not use or hold, and is not deemed to use or hold, the Notes in a business carried on in Canada (collectively a “Non-Resident Holder”).

The payment by the Company of the Total Consideration amount in respect of accrued interest, to a Non-Resident Holder that tenders Notes pursuant to the Offer will not be subject to Canadian withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Tax Act in respect of the receipt of the Total Consideration, any amount in respect of accrued interest, received by a Non-Resident Holder.

Certain United States Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS OFFER TO PURCHASE IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER U.S. TAX LAW; (B) SUCH DISCUSSION WAS WRITTEN IN CONNECTION WITH THE COMPANY’S SOLICITATION OF YOUR TENDER OF YOUR NOTES; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a general summary of certain U.S. federal income tax consequences of the receipt of the Total Consideration by Holders that validly tender their Notes pursuant to the Offer. This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. The Company does not intend to seek or receive a ruling from the Internal Revenue Service (the “IRS”) on any of the tax considerations described herein.

This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular Holders in light of their individual investment circumstances or the U.S. federal income tax consequences to Holders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, partnerships or other pass-through entities, insurance companies, dealers in securities or foreign currency, traders that have elected mark-to-market accounting, tax-exempt organizations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, persons that hold the Notes as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security”, or other integrated investment consisting of Notes and one or more other positions, or U.S. Holders, as defined below, that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss the unearned income medicare contribution tax, any foreign, state, or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences. This summary assumes that Holders hold their Notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

As used herein, the term “U.S. Holder” means a beneficial owner of Notes that is or is treated as, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons has authority to control all of its substantial decisions, or (B) if, in general, it was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day and made a valid election to continue to be so treated.

The term “Non-U.S. Holder” means a beneficial owner of Notes that, for U.S. federal income tax purposes, is or is treated as an individual, corporation, trust or estate and is not a U.S. Holder.

If a partnership is a beneficial owner of Notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of Notes, and partners in such partnerships, are urged to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences to them of tendering their Notes.

This summary is for general purposes only. This summary is not intended to be, and should not be construed to be, legal or tax advice to any particular beneficial owner of Notes. Each Holder (including any Holder that does not tender its Notes) is urged to consult its own tax advisor regarding the U.S. federal, state, local and foreign income and other tax consequences of tendering its Notes.

Certain U.S. Federal Income Tax Consequences to U.S. Holders that Tender Notes Pursuant to the Tender Offer

Sale of Notes Pursuant to the Offer

For U.S. federal income tax purposes, the sale of a Note pursuant to the Offer will be a taxable transaction. Subject to the discussion under “—Market Discount” below, a U.S. Holder generally will recognize capital gain or loss upon the sale of a Note in an amount equal to the difference between the amount of cash received as consideration for the sale (but not including amounts received that are attributable to accrued but unpaid interest, which amounts will be treated as the payment of interest on the Note and includible in the U.S. Holder’s gross income if not previously so included), and the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note will generally be equal to the cost of the Note, increased by the amount of original issue discount previously included in the U.S. Holder’s gross income and by any market discount previously included in gross income at the U.S. Holder’s election as it accrued (as discussed below) and reduced by any amortizable bond premium that has reduced the U.S. Holder’s income in any tax period and any prior principal payments on the Note received by the U.S. Holder. The capital gain or loss recognized on the sale of a Note pursuant to the Offer will be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of the sale of the Note pursuant to the Offer. Non-corporate U.S. Holders are generally subject to reduced rates of U.S. federal income taxation on long-term capital gains. The deductibility of capital losses is subject to certain limitations. Any U.S. Holder who purchased a Note for an amount greater than its principal amount should consult their tax advisors regarding the tax consequences to them under the tax rules governing amortizable bond premiums.

Market Discount

The market discount on a Note is the excess of the adjusted issue price of the Note over the U.S. Holder’s tax basis in the Note immediately after its acquisition. If such market discount exceeds a statutorily defined de minimis amount, any gain recognized on the sale of the Note pursuant to the Offer will be treated as ordinary income rather than capital gain, to the extent of “accrued market discount” on the date of sale, unless the U.S. Holder has made an election to include market discount in income as it accrues. Market discount will be treated as accruing ratably over the period from the date of the U.S. Holder’s acquisition of the Note to the maturity date of the Note or, at the election of the U.S. Holder, on a constant yield basis.

Certain U.S. Federal Income Tax Consequences to Non-U.S. Holders that Tender Notes Pursuant to the Offer

Sale of Notes Pursuant to the Offer

A Non-U.S. Holder that receives cash on the sale of a Note pursuant to an Offer generally will not be subject to U.S. federal income or withholding tax on any gain recognized, unless either: (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment or fixed base in the United States) or; (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied. With respect to a Non-U.S. Holder described in item (i) or (ii)

of the prior sentence, if any gain (other than accrued but unpaid interest) recognized is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States, (and, if required by an applicable tax treaty, is attributable to a permanent establishment or fixed base in the United States), such gain will be subject to U.S. federal income tax on a net income basis generally in the same manner as a U.S. Holder (and, with respect to corporate holders, may also be subject to a 30% branch profits tax, or lower applicable treaty rate).

No assurances are being provided in regards to the foregoing statements. The tax consequences of potential alternative characterizations are complex and may differ depending on a Holder’s particular circumstances. Holders are urged to consult their own tax advisors regarding potential alternative characterizations and the tax consequences to them of such alternative characterizations.

THE DEPOSITARY

Depositary

BNY Trust Company of Canada has been appointed as Depositary for the Offer. Letters of Transmittal and all correspondence in connection with the Offer should be sent or delivered by each registered Holder to the Depositary at the address and telephone number set forth on the back cover of this Statement. Any beneficial Holder or beneficial owner that has questions concerning the procedures for tendering Notes should contact the Depositary at the address and telephone number appearing on the back cover of this Statement or the intermediary through which such Notes are held.

None of the Trustee or the Depositary assumes any responsibility for the accuracy or completeness of the information concerning the Company or its affiliates or the Notes contained herein (including information that is incorporated by reference) or in the Letter of Transmittal and other related documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

FEES AND EXPENSES

The Company will pay the Depositary reasonable and customary fees for its services and will reimburse it for certain of its respective reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage firms and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies, if required, of this Statement, the Letter of Transmittal and related materials to the beneficial owners of the Notes and in handling or forwarding tenders of Notes by their customers, if required.

In connection with the Offer, directors and officers of the Company may solicit tenders by use of the mails, personally or by telephone, facsimile, telegram, electronic communication or other similar methods. These directors and officers will not be specifically compensated for these services.

No brokerage commissions will be payable by tendering Holders of the Notes to the Depositary, the Trustee or the Company. Holders who tender their Notes through a broker, dealer, commercial bank, trust company or other nominee should contact such institution as to whether it charges any service fees.

The Company will pay all transfer taxes, if any, applicable to the purchase and transfer of the Notes pursuant to the Offer. If, however, certificates for Notes for principal amounts not tendered or not accepted for purchase are to be delivered to, or are to be registered or issued in the name of, any person other than the registered Holder of the Notes or if a transfer tax is imposed for any reason other than the purchase and transfer of the Notes pursuant to the Offer, then the amount of any such transfer tax (whether imposed on the registered Holder or any other person) will be payable by the tendering Holder. If satisfactory evidence of payment of such tax or exemption from payment is not submitted to the Company, then the amount of that transfer tax will be deducted from the Total Consideration otherwise payable to the tendering Holder.

MISCELLANEOUS

The Offer is being made to all Holders. The Company is not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Company will make a good faith effort to comply with any such law. If, after such good faith effort, the Company cannot comply with any such law, the Offer will not be made to (nor will tenders of Notes be accepted from or on behalf of) the Holders residing in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of the Company not contained in this Statement or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Manually signed facsimile or electronic copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, the Notes and any other required documents should be sent or delivered by each registered Holder to the Depositary.

The Depositary for the Offer is:

BNY Trust Company of Canada

By Overnight Delivery or	By Facsimile:	By Registered or
Regular Mail:	416-360-1711	Certified Mail:
BNY Trust Company of Canada		BNY Trust Company of Canada
320 Bay Street, 11th Floor	Confirm by Telephone:	320 Bay Street, 11th Floor
Toronto, Ontario	416-933-8500	Toronto, Ontario
M5H 4A6		M5H 4A6